Exhibit 99.1

YM BioSciences to Initiate Non-Small-Cell Lung Cancer Trial with Nimotuzumab
- Company expands target indications for its anti-EGF receptor monoclonal antibody -

MISSISSAUGA, Canada - August 17, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that Health Canada has cleared a Clinical Trial Application (CTA) for a multi-center Phase I/II trial utilizing YM’s anti-EGFr monoclonal antibody, nimotuzumab (TheraCIM). The randomized Non-Small-Cell Lung Cancer (NSCLC) trial will compare the effects of the combination of nimotuzumab with radiation against radiation alone in patients with stage IIB and III disease who are found to be insufficiently fit to tolerate the standard-of-care or who are not amenable to treatment with curative intent.

“YM has achieved another milestone by further broadening the clinical development program for nimotuzumab. We expect that the population of essentially untreatable patients with NSCLC, whose only option is to be treated palliatively with radiation, will benefit from the addition of our antibody to this treatment modality,” said David Allan, Chairman and CEO of YM. “Together with our European development partner, Oncoscience AG, we have identified numerous important tumor targets where we expect nimotuzumab could benefit patients. In particular, nimotuzumab has demonstrated very encouraging results in both children and adults with brain cancer, and we anticipate being able to further demonstrate this benefit in planned pivotal Phase III trials. The drug is also currently undergoing a Phase II monotherapy trial in Europe in patients with advanced metastatic pancreatic cancer.”

The NSCLC trial will be initiated in Canada and extended to Korea, where YM partner Kuhnil Pharmaceutical Co. will fund the development of nimotuzumab for this territory. The trial is expected to enroll approximately 100 patients in total and complete recruitment in approximately 20 months with the prospect of a final report before the end of 2007. The endpoint of the Phase II trial is an increase in local tumor control.

“The entire class of EGFr-targeting agents has clearly and clinically demonstrated its ability to enhance the effect of radiation,” said Dr. Paul Keane, Director of Medical Affairs at YM. “A randomized trial with nimotuzumab that included 130 patients suffering from nasopharyngeal cancer was recently completed in China and demonstrated the substantial benefit of nimotuzumab when added to standard radiation therapy, resulting in the drug being approved for sale in China. Nimotuzumab has shown clinical benefit as a monotherapy as well and is unique in its class because it has not produced the emotionally and physically debilitating side effects of rash or severe diahhrea suffered by patients treated with the other drugs in this class.”

Nimotuzumab is licensed to YM’s subsidiary CIMYM Inc. by CIMAB S.A., a corporation representing the Center of Molecular Immunology in Havana. CIMYM’s licenses are for the major market countries including Europe, North America and the Pacific Rim countries excluding China. CIMAB has separate licenses in India with Biocon Biopharmaceuticals Limited and the Peoples’ Republic of China with Biotech Pharmaceuticals Limited.

Lung cancer is the leading cause of cancer-related mortality in both men and women. The prevalence of lung cancer is second only to that of prostate cancer in men and breast cancer in women. Non-small cell lung cancer (NSCLC) accounts for approximately 75% of all lung cancers. The standard of care for the treatment of NSCLC is radical therapy utilizing the chemotherapy cisplatin in combination with high dose radiation. Dr. Mark Vincent, staff oncologist at the London Regional Cancer Centre, estimates that the combined population of patients unfit for chemotherapy or unwilling to undergo the treatment because of the often intolerable side effects of chemotherapies may approximate 20% of patients diagnosed with an advanced form of this cancer. In addition, virtually all patients with NSCLC will eventually become refractory to chemotherapy and be treated with radiation as palliative care.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy.

In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody for which Phase II clinical data were released in 2005 in pediatric glioma and nasopharyngeal cancer, and for which Phase III IND applications have been filed. The Company is also developing an anti-GnRH anti-cancer vaccine, Norelin™, for which Phase II data have been released. In May 2005, YM BioSciences acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and YM proposes to advance AeroLEF™ through a Phase IIb pain trial in 2005. The Company also has a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:

James Smith, the Equicom Group Inc.	YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com